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                          LUSE GORMAN POMERENK & SCHICK

                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW

                     5335 WISCONSIN AVENUE, N.W., SUITE 400
                             WASHINGTON, D.C. 20015

                            TELEPHONE (202) 274-2000
                            FACSIMILE (202) 362-2902
                                 WWW.LUSELAW.COM

writer's direct dial number                                      writer's e-mail

(202) 274-2008                                               aschick@luselaw.com


May 16, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies
100 F Street, N.E.
Washington, D.C. 20549

         RE:      ENERGY SERVICES ACQUISITION CORP.
                  REGISTRATION STATEMENT ON FORM S-1
                  FILE NO. 333-13311

Attention:    Ms. Martha Cathy Baker
              Mail Stop 3561

Dear Ms. Baker:

         On behalf of Energy Services Acquisition Corp. (the "Company") we are hereby filing via EDGAR Amendment No. 1 to the above-referenced registration statement (the "Registration Statement"). Set forth below are the Company's responses to the staff comment letter dated May 9, 2006. For ease of reference the responses are keyed to the staff's comments.

         1.       The staff's comment is noted.

         2. The Company has submitted an application to have the securities listed on the American Stock Exchange effective upon the completion of the offering.

                  We expect to satisfy Initial Listing Standard 3 under Section 101(c) of the Amex Company Guide with respect to the Units, Shares and Warrants as follows:


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LUSE GORMAN POMERENK & SCHICK
A Professional Corporation

U.S. Securities and Exchange Commission
May 16, 2006
Page 2 of 9


                  i. Stockholders' equity will exceed $4,000,000 upon closing of the Offering.

                  ii. The total value of the Company's market valuation will exceed $50,000,000 upon closing of the offering.

                  iii. The aggregate market value of publicly held shares will exceed $15,000,000 upon closing of the offering.

                  iv. The distribution of Units will be made to more than the 400 public shareholders and 1,000,000 Units will be distributed publicly in connection with the offering.

                  v. The stock price will exceed $2.00 and the aggregate market value of publicly held shares will exceed $3,000,000.

         With respect to the Warrants included in the Units there will be more than 200,000 Warrants that will be publicly held by not fewer than 100 public shareholders as required by Section 105 of the Amex Company Guide and the Company will comply with the requirement (a-c) of Section 105.

         3. The disclosure at page 14 of the Prospectus has been expanded in response to the staff's comment. Please note that the factors considered by the Company in determining the public offering price, the aggregate size of the offering and the amount placed in trust are enumerated on page 14.

         4. The disclosure at pages 1, 12 and 19 of the Prospectus has been revised in response to the staff's comment.

         5. We have added disclosure at pages 1 and 30 in response to the staff's comment. Moreover, the new risk factor at page 19 highlights the disclosure requested by the staff.

         6. Disclosure has been added at pages 1, 30 and 31 in response to the staff's comment.

         7. None of the Company's management team or directors, and to the Company's knowledge, none of its affiliates has taken any affirmative steps to search for or locate a target business. In addition, neither management nor any of the Company's affiliates has been contacted by any potential target businesses.


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LUSE GORMAN POMERENK & SCHICK
A Professional Corporation

U.S. Securities and Exchange Commission
May 16, 2006
Page 3 of 9


         8.       The requested clarification has been made at page 6.

         9. The disclosure at pages 6, 24, 43 and 47 has been revised in response to the staff's comment.

         10.      [NONE]

         11. The disclosure has been revised in response to the staff's comment. Pages 6, 9, 24, 35, 46 and 48 have been revised in response to the staff's comment.

         12. The Company's Certificate of Incorporation provides that the provisions noted by the staff "may not be amended prior to the consummation of any Business Combination." The Company acknowledges that provisions prohibiting amendment of the certificate of incorporation under Delaware law have not been settled. Therefore, a court could conclude that the prohibition on amendment violates the stockholders' implicit rights to amend the Certificate of Incorporation. In that case, the noted provisions would be amendable and any such amendment could reduce or eliminate the protection afforded to the Company's stockholders. However, the Company views the noted provisions as obligations to its stockholders, and has undertaken in the Prospectus that it will not take any actions to waive or amend any of these provisions.

         13. The disclosure has been revised in response to the staff's comment. Page 9 has been revised in response to the staff's comment to clarify that distributions will only be made with respect to shares sold in the registered offering.

         14. Pages 31 and 32 of the prospectus has been revised in response to the staff's comment to include a subsection entitled "Restrictions in our Certificate of Incorporation with Respect to a Business Combination."

         15. The risk factor has been modified to clarify that the Company may acquire a business outside the energy services industry. However, since it is the current intent of management to acquire a business in the energy services sector we respectfully request that the risk factor be permitted to be retained, as modified.

         16. Management has not currently identified any technology that would be particularly attractive. Management's intent is to focus on an acquiring target business in the energy services sector. With respect to our


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LUSE GORMAN POMERENK & SCHICK
A Professional Corporation

U.S. Securities and Exchange Commission
May 16, 2006
Page 4 of 9


                  management team's experience with turnaround situations, Mr. Reynolds, and other members of the management team have been in involved in turnaround situations. Two examples are:

                  Portec Rail Products -- Mr. Reynolds became involved with Portec Rail in December of 1997. At that time, Portec Rail had annual sales of $39 million and a net income of $2.6 million. For the fiscal year end of December 2005, Portec Rail had $91 million in sales and $5.8 million in net income. Portec Rail had $6.5 million in equity at December 31, 1997 and $50.4 million in equity at December 31, 2005.

                  C J Hughes -- Mr. Reynolds and a group of investors (including Messrs. Scaggs, Burns and Doug Reynolds) acquired 50% ownership in C J Hughes Construction (CJH) in September of 2002. At that time CJH had a negative net worth and had a loss of approximately $1.3 million for that fiscal year on sales of approximately $15 million. At and for the 2005 fiscal year end, CJH had a net worth of $3.7 million and a net income of approximately $1.9 million on sales $29.6 million. Note that net income is before tax since CJH is a Sub S corporation.

                  We have added disclosure in the "Management" section of the prospectus discussing the experience of management in turnaround situations.

                  We have added disclosure at page 11 highlighting the risk associated with an inability to hire qualified personnel to assist us in achieving our turnaround goals.

         17. We have deleted the risk factor and replaced it with a risk factor that notes we have not decided whether that we will comply with the requirements of Section 280 of the Delaware General Corporation Law and the impact of compliance or non-compliance on distributions to shareholders. Please also note that under Delaware law a liquidation of the trust is not the same as a liquidation of the corporate entity as we expect the trust account to generate interest income in excess of our expected capital needs.

         18. The exhibit has been revised in response to the staff's comment. Please note that the risk factor clearly indicated that third party claims may result in a reduction in the proceeds contained in the trust.

         19. This comment has been addressed as a result of the broader indemnification Mr. Reynolds is providing and the response to comment 17.


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LUSE GORMAN POMERENK & SCHICK
A Professional Corporation

U.S. Securities and Exchange Commission
May 16, 2006
Page 5 of 9


         20. The disclosure has been revised at page 15 in response to the staff's comment.

         21. The disclosure has been revised to clarify that the distribution to shareholders will be accomplished in a prompt manner.

         22.      We agree that risk factor 10 is duplicative with risk factor
                  5. We have deleted risk factor 10.

         23. The disclosure at page 16 and 43 of the prospectus has been revised in response to the staff's comment.

         24.      Risk factors 19 and 23 have been revised as requested.

         25. Risk factor 20 has been revised to remove any reference to a "current" affiliation.

         26. As revised, pursuant to comment 25, no further revisions are required of risk factor 20.

         27.      The statement has been deleted at risk factor 24.

         28. We respectfully request that the staff reconsider its comment. The number of companies with business plans similar to ours that are currently in the registration process would not, in our opinion, provide any meaningful disclosure relating to the risk to an investor of investing in Energy Services Acquisition Corp. This risk factor is intended to highlight the risk that similar blank check companies have not all been successful in completing acquisitions. We have revised the caption to highlight this fact.

         29.      The statement has been deleted at risk factor 26.

         30. The warrant placement agreement obligating the purchasers of the warrants to purchase warrants immediately prior to the Offering was executed prior to the filing of the registration statement. No form of general solicitation was made in connection therewith. The purchasers are "accredited investors" as defined in Regulation D. The purchasers are irrevocably committed to purchasing the warrants, subject only to the registration statement being declared effective by the SEC. Therefore, we believe the offering pursuant to the warrant placement agreement is


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LUSE GORMAN POMERENK & SCHICK
A Professional Corporation

U.S. Securities and Exchange Commission
May 16, 2006
Page 6 of 9


                  exempt pursuant to Regulation D in reliance on Rule 152. Based on the foregoing, we respectfully request that the staff reconsider its comment.

         31. The language on page 22 is based upon the statutory language of Section 27A(d), which specifically states that "[n]othing in this section shall impose upon any person a duty to update a forward-looking statement." In contrast, Item 512(a)(ii) of Regulation S-K only requires a registrant to disclose "any facts or events arising after the effective date of the registration statement ... which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement" [Italics added]. By its nature, a forward-looking statement is a projection made as of a specific date, and therefore cannot be changed as of that date by future facts or events. Accordingly, the Company believes that its compliance with the undertaking set forth in
                  Item 512 of regulation S-K does not require it to update forward-looking statements made in accordance with Section 27A of the Securities Act of 1933.

                  The Company believes that the undertaking required by Item 512 of Regulation S-K does not affect the language set forth on page 21 with respect to forward-looking statements. The Company notes that, by their definition in the statutory language of Section 27A of the Securities Act of 1933, a forward-looking statement includes a "projection," a "statement of the plans and objectives of management for future operations" and a statement of "future economic performance." However, we confirm that to the extent an update is necessary pursuant to Item 512 of Regulation S-K, the Company will comply with the required undertaking.

         32. There were no fees incurred in connection with the private placement.

         33.      The prospectus has been revised in response to this comment.

         34. Footnote 3 states that the $1.2 million will remain in trust until the earlier of the completion of a business combination or the liquidation of the trust account. The table has been revised accordingly.

         35.      We have provided the requested disclosure at pages 22 and 23.

         36.      The disclosure at page 23 has been revised as requested.

         37. Management is not aware of any circumstances that would result in the alteration of the use of proceeds from the offering from the use of proceeds as disclosed.


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LUSE GORMAN POMERENK & SCHICK
A Professional Corporation

U.S. Securities and Exchange Commission
May 16, 2006
Page 7 of 9


         38.      The requested disclosure has been set forth at page 23.

         39.      The disclosure has been clarified as requested.

         40. The referenced disclosures are not inconsistent. The table at page 23 and the text disclosure at page 24 both indicate that the loan by Marshall T. Reynolds that provides capital to fund the Company's pre-offering expenses will be repaid at the conclusion of the offering. This has been clarified at page 24.

         41. The referenced disclosures do not represent any conflict. In both instances the Company will reimburse the identified persons for their out-of-pocket expenses, at cost. The disclosure has been clarified.

         42.      The prospectus has been revised in response to this comment.

         43. The disclosure at page 42 has been added in response to the staff's comment.

         44. The prospectus has been revised at page 31 in response to this comment.

         45. A risk factor has been added at page 19 in response to this comment. Please note that the second bullet point under "Management-- Conflicts of Interest" addresses the staff's comment.

         46. The staff's comment is noted. The disclosure at page 35 has been modified to remove the reference to conversion rights noted in the staff's letter.

         47. The disclosure has been revised at pages 35 and 36 in response to this comment.

         48. The disclosure at Page 40 of the prospectus has been revised as requested.

         49. The warrants are not included in the beneficial ownership tables. The footnote disclosure has been revised accordingly.

         50.      The disclosure at page 45 has been added as requested.

         51. At the present time, we have no intention of increasing the offering size. If we decide to increase the offering size prior to the registration statement


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LUSE GORMAN POMERENK & SCHICK
A Professional Corporation

U.S. Securities and Exchange Commission
May 16, 2006
Page 8 of 9


                  becoming effective, we will file a pre-effective amendment to the registration statement.

         52. The disclosure at page 50 has been modified in response to the staff's comment.

         53. The underwriters will either distribute printed hard copies of the preliminary prospectus and final prospectus or email such prospectuses in PDF format to customers of the underwriter who have consented to email distribution. Email distributions will include instructions as to how to download Adobe Acrobat and information on how to obtain a hard copy of the prospectus. The procedures the underwriters will follow will comply with those described to and cleared by the Office of Chief Counsel.

         54. Neither we nor the underwriters have, nor do we or the underwriters intend to enter into, any arrangement with a third party to host or access the preliminary prospectus on the Internet.

         55.      We will not have a directed share program.

         56. A currently date consent will be provided. Please note that the financial statement are at, and as of March 31, 2006. The requirement to update the financial statements in accordance with Article 3 of Regulation S-X is noted.

         57. The staff's comment is noted. The calculation of volatility, and the related disclosure, have been revised based on a basket of companies in the energy services sector.

         58.      The requested revision has been made.


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LUSE GORMAN POMERENK & SCHICK
A Professional Corporation

U.S. Securities and Exchange Commission
May 16, 2006
Page 9 of 9


         59.      The letter agreement, as signed, is filed with Amendment No.
                  1.

         We trust that the forgoing is responsive to the staff's comments. The Company wishes to proceed with its offering as promptly as possible. Consequently, we request that the staff review Amendment No. 1 as promptly as possible.

                                             Very truly yours,


                                             /s/ Alan Schick
                                             Alan Schick

cc:      Marshall T. Reynolds
         Ed Burns
         Richard K. Prins, Ferris, Baker Watts, Inc.
         Samuel R. Lolan, CPA
         Elizabeth R. Hughes, Esq.